Exhibit 99.1

Elong Power Receives Nasdaq Notification of Non-Compliance With Listing Rule 5250(c)(1)

Beijing, China, July 14, 2025 — Elong Power Holding Limited (“Elong Power” or the “Company”) (Nasdaq: ELPW), a provider of high power battery technologies for commercial and specialty alternative energy vehicles and energy storage systems, today announced that it had received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that, because it had not yet filed its Form 20-F for the fiscal year ended December 31, 2024 (the “Form 20-F”), it no longer complied with Nasdaq Listing Rule 5250(c)(1) (the “Rule”), which requires that listed companies timely file all required periodic financial reports with the Securities and Exchange Commission (the “SEC”).

The Company has 60 calendar days from receipt of the notice to submit to Nasdaq a plan to regain compliance with the Rule. If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company an exception of up to 180 calendar days from the Form 20-F’s due date, or until October 17, 2025. If Nasdaq does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel.

The Company is working diligently on the Form 20-F and intends to file it within the time period specified above.

The notice has no effect at this time on the listing of the Company’s Ordinary Shares, which will continue to trade uninterrupted under the symbol “ELPW”. However, if the Company fails to regain compliance with the Rule, the Company’s common stock will be subject to delisting from Nasdaq.

About Elong Power

Elong Power Holding Limited, a Cayman Islands exempted company, is committed to the research and development, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. Elong Power is led by Ms. Xiaodan Liu, Elong Power’s Chairwoman and CEO.

Elong Power has a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices. Elong Power offers advanced energy applications and full life cycle services. Its product portfolio includes products utilizing lithium manganese oxide and lithium iron phosphate, among others, to meet the needs of high-power applications and energy storage applications in various scenarios.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products offered by Elong Power and the markets in which it operates, and Elong Power’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: the ability of Elong Power to maintain the listing of its securities on Nasdaq; the fact that the price of Elong Power’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Elong Power operates; variations in performance across competitors; changes in laws and regulations affecting Elong Power’s business and changes in its capital structure; the ability to implement business plans, meet forecasts and other expectations; its need for substantial additional funds; the parties’ dependence on third-party suppliers; risks relating to the results of research and development activities, market and other conditions; its ability to attract, integrate, and retain key personnel; risks related to its growth strategy; risks related to patent and intellectual property matters; and the ability to obtain, perform under and maintain financing and strategic agreements and relationships. Accordingly, these forward-looking statements do not constitute guarantees of future performance, and you are cautioned not to place undue reliance on these forward-looking statements. Risks regarding Elong Power’s business are described in detail in Elong Power’s SEC filings which are available on the SEC’s website at www.sec.gov, including in Elong Power’s Shell Company Report on Form 20-F and Elong Power’s subsequent filings with the SEC. These forward-looking statements speak only as of the date hereof, and Elong Power expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

Elong Power Investor Contact

ir@elongpower.com